UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

6th Floor, 2 Grand Canal Square

Dublin 2, Ireland

+44 (0) 20 3440 2393

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 12, 2016, King Digital Entertainment plc (“King”) issued a press release to announce the results of its scheme meetings and extraordinary general meeting held on January 12, 2016 in connection with the acquisition of King by ABS Partners C.V., a wholly owned subsidiary of Activision Blizzard, Inc. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	King Digital Entertainment plc press release, dated January 12, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: January 12, 2016	By:	/s/ Robert Miller
	Name:	Robert Miller
	Title:	Chief Legal Officer and Corporate Secretary